February 28, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Marc Thomas and Cara Lubit

Re: Hamilton Lane Incorporated
Form 10-K for the Fiscal Year Ended March 31, 2023
File No. 001-38021

Ladies and Gentlemen:
We are writing this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission received by e-mail dated February 5, 2024 relating to the above-referenced Form 10-K for the fiscal year ended March 31, 2023 (the “Form 10-K”) of Hamilton Lane Incorporated (the “Company”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2023

2. Summary of Significant Accounting Policies
Concentrations of Risk, page 119

1.We note that your disclosure of revenues by geographic location on page 120 includes reference to “Other foreign countries” in totality. Given your global presence, in future filings, please revise your disclosures to clarify whether any revenues attributed to an individual foreign country are material, and, if so, to disclose such amounts separately, as contemplated by ASC 280-10-50-41(a).

We respectfully advise the Staff that, in formulating our disclosure, we considered ASC 280-10-50-41(a), which requires separate disclosure of revenues from external customers attributed to an individual foreign country that are material. In our Form 10-K, no revenue attributed to any individual foreign country was material to our consolidated total revenue in any of the periods presented. Assuming that remains the case, in future filings, we will include the following disclosure: “No individual foreign country had material attributed revenue.”

Reclassifications, page 120

2.We note your disclosure that certain prior period amounts have been reclassified to conform with current period presentation. Please tell us what prior period amounts and
Seven Tower Bridge, 110 Washington Street, Suite 1300, Conshohocken, PA 19428 +1 610 934 2222 www.hamiltonlane.com

U.S. Securities and Exchange Commission
February 28, 2024
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line items have been reclassified in these historical financial statements and revise your disclosures, in future filings, to provide further clarity on any reclassification changes, such as the nature, magnitude and the specific impact on affected line items in the financial statements. Refer to ASC 205-10-50-1.

We respectfully advise the Staff that, in formulating our disclosure, we considered ASC 205-10-50-1, which requires explanation of changes in the manner of or basis for presenting corresponding items for two or more periods. In our consolidated cash flow statement for the year ended March 31, 2022, presented within our Form 10-K for the fiscal year ended March 31, 2023, $75,000 was reclassified between the lines “Borrowings of debt, net of deferred financing costs” and “Other”, both of which line items are within the financing activities of the cash flow statement. There were no changes in any previously reported total cash flows from operating, investing, or financing activities. If reclassifications are necessary in future filings, we will include in our disclosure the nature, magnitude, and specific impact of affected line items in the financial statements.

Please do not hesitate to call me at (484) 439-4678 with any question you may have with respect to the foregoing. Thank you for your assistance.

Sincerely,

/s/ Jeffrey Armbrister
Jeffrey Armbrister
Chief Financial Officer